LAW OFFICES

REISMAN & ASSOCIATES, P.A.

6975 NW 62nd Terrace

Parkland, Florida 33067

Writer’s email: jbrrapa@comcast.net

telephone 954-344-0809                                                                                 facsimile 928-569-8195

November 2 , 2006

Mr. H. Christopher Owings, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:

Physicians Remote Solutions, Inc. ( the “Company”)

Amendment No. 2 to Registration Statement on Form SB-2

Filed September 12, 2006

File No. 333-131599

Dear Mr. Owings:

Reference is made to your letter of October 12, 2006 with respect to Amendment No. 2 to the Company’s registration statement. The following paragraph numbers and captions correspond to the numbered paragraphs in your letter. Paragraph numbers 11 through 13 will be responded to directly by the Company. The factual basis for the following responses was provided to us by the Company.

The changes and revisions described in this letter refer to Amendment No. 3 to the Company’s registration statement on Form SB-2.

General

1.

The reasons why the Company does not believe that it is a “blank check company” within the meaning of Rule 419 have been set forth under the caption “Prospectus Summary – Our business.”

Prospectus Cover Page

2.

The first sentence of the second paragraph has been revised to read as follows: “To the extent that the selling stockholders sell their shares, they will initially sell them at a  price of $.65 per share.”  The same sentence has been added under the caption “Plan of  Distribution.”

REISMAN & ASSOCIATES, P.A.

Mr. H. Christopher Owings, Assistant Director

November 2, 2006

Pursuant to my telephone conversations with John Fieldsend, the Company will file a supplement to its prospectus pursuant to Rule 424(b)(3) under the Securities Act of 1933 to reflect the change to a market price when the shares begin trading on a market.

Risk Factors

3.

The risk factor has been revised to make clear the consequences if the Company  fails to continue as a going concern

Management’s Plan of Operations

4.

Management’s Plan of Operations has been revised.

•

Disclosure has been that Mr. LaRose serves the Company on a full-time basis. Disclosure has also been made that Mr. LaRose’s duties will not differ from those of the Company’s  previous president. The deleted risk factor has been reinserted and it now relates to the Company’s vice president, secretary and treasurer.

•

The  complementary businesses and strategic alliances have been described in more detail.

•

The activities of the marketing plan that have been engaged in have been disclosed..

•

The Company has not received any funds since the filing of Amendment No. 1.  The references to the sufficiency of funds are intended to speak as of the date of the Company’s definitive prospectus and not as of the filing date of a pre-effective amendment. Reference is made to Rule 423 under the Securities Act of 1933, which provides, as herein relevant, that the date of the prospectus shall be the approximate date that the registration statement becomes effective.

Development and Testing of the DR. SPEAK system

5.

The error rate for each problem has been disclosed.

The following disclosure has been made: “Because we expect the system to continue to be enhanced and upgraded for at least several years, we intend to test each future version of the system to ensure that new functionality works as intended and that existing functionality and overall system integrity are maintained. Users of the system that may agree to beta test the new or enhanced product will not be compensated other than to the extent they receive the enhanced functionality at no cost.  We believe that this practice is generally standard in the software industry.”

REISMAN & ASSOCIATES, P.A.

Mr. H. Christopher Owings, Assistant Director

November 2, 2006

Executive Compensation

6.

The compensation paid to Mr. Cella is stated in terms of a more recent stock value below the table.

7.

The value of the securities at a more current date is disclosed under the caption “Certain Transactions.”

Selling Shareholders

8.

The Company believes that all relevant facts relating to the private sale have been disclosed.

9.

Disclosure has been made that neither Mr. Schreiber nor Ms. Stewart has registered as a broker or dealer under the Securities Exchange Act of 1934 and that the Company has not made an analysis as to whether either of them falls within the definition of those terms in that Act.

Plan of Distribution

10.

Expanded disclosure of the determination of the offering price has been made.

.

Part II

Item 26. Recent sales of Unregistered Securities

14.

Disclosure has been made under the caption “Selling Stockholders” that the Company believed that the fees paid to Mr. Schreiber and Ms. Stewart were appropriate in order for the Company to complete the private placement. Disclosure under that caption has also been made that the aggregate fees received by Mr. Schreiber and Ms. Stewart represented 10% of the aggregate sales price of the 1,000,000 shares sold in the private placement and an amount of shares representing 30% of the shares sold. The Company is not aware if the fees were of “fair value” to Mr. Schreiber or Ms. Stewart.

REISMAN & ASSOCIATES, P.A.

Mr. H. Christopher Owings, Assistant Director

November 2, 2006

If you have any further comments or questions, please do not hesitate to contact me.

Sincerely,

/s/ Jonathan B. Reisman

Jonathan B. Reisman